Exhibit 4.26
SECOND AMENDMENT TO CREDIT AGREEMENT
THIS SECOND AMENDMENT TO CREDIT AGREEMENT (as the same may from time to time be amended, restated or otherwise modified, this “Amendment”) is made as of March 20, 2009, and entered into by and among KIDS LINE, LLC, a Delaware limited liability company (“Kids Line”), SASSY, INC., an Illinois corporation (“Sassy”), LAJOBI, INC., a Delaware corporation (“LaJobi”), I & J HOLDCO, INC., a Delaware corporation (“I & J”), COCALO, INC., a California corporation (“CoCaLo” and together with Kids Line, Sassy, LaJobi and I & J collectively, the “Borrowers” and each individually, a “Borrower”), RUSS BERRIE AND COMPANY, INC., a New Jersey corporation (“Parent”), as a Guarantor (in such capacity, a “Guarantor”, and together with the Borrowers, the “Loan Parties”) and as the Loan Party Representative for the Borrowers (in such capacity, the “Loan Party Representative”), the Lenders (as defined in the Credit Agreement referred to below) party hereto and BANK OF AMERICA, N.A., as successor by merger to LASALLE BANK NATIONAL ASSOCIATION (in its individual capacity, together with its successors and assigns, “Bank of America”), as administrative agent (in such capacity, together with its successors and assigns, the “Administrative Agent”) for the Lenders party to the Credit Agreement defined below.
RECITALS
WHEREAS, the Borrowers, Loan Party Representative, the Lenders, certain other financial institutions as Lenders and the Administrative Agent have entered into the Amended and Restated Credit Agreement, dated as of April 2, 2008 (as amended, restated or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used in this Amendment and not defined in this Amendment shall be defined in accordance with the Credit Agreement), pursuant to which the Lenders have agreed to make loans and other financial accommodations, all upon the terms and conditions set forth in the Credit Agreement;
WHEREAS, as of the date hereof, the Parent has become a Guarantor, and thus a Loan Party, under the Credit Agreement and the Guaranty and Collateral Agreement pursuant to that certain Joinder to Credit Agreement and Guaranty and Collateral Agreement, dated as of the date hereof, among the Parent, as Guarantor, grantor, and Loan Party Representative, and the Administrative Agent (the “Joinder Agreement”); and
WHEREAS, the Loan Parties have requested that the Administrative Agent and the Required Lenders amend certain provisions of the Credit Agreement, all on the terms and subject to the conditions of this Amendment.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:
ARTICLE I
AMENDMENTS
Subject to the terms and conditions set forth in Article II of this Amendment, the Credit Agreement is hereby amended as follows:
1.1 Section 1.1 is hereby amended to add the following definitions in appropriate alphabetical order:
IP Sub means RB Trademark Holdco, LLC, a Delaware limited liability company.
IP Sub IP means the intellectual property owned by IP Sub.
IP Sub License Agreement means the License Agreement dated as of December 23, 2008 between IP Sub and The Russ Companies, Inc., as amended, restated or otherwise modified from time to time, pursuant to which IP Sub licenses the IP Sub IP to The Russ Companies, Inc.
Net Parent Corporate Expenses means (1) for the Computation Period ending March 31, 2009, an amount equal to (A) 3.0 times the aggregate amount of cash corporate expenses incurred by Parent during the Fiscal Quarter ending March 31, 2009 (as determined consistent with past practices), to the extent deducted in determining EBITDA for such Fiscal Quarter, minus (B) $3,000,000, (2) for the Computation Period ending June 30, 2009, an amount equal to (A) 1.0 times the aggregate amount of cash corporate expenses incurred by Parent during the year to date period ending June 30, 2009 (as determined consistent with past practices), to the extent deducted in determining EBITDA for such period, minus (B) $1,750,000 and (3) for the Computation Period ending September 30, 2009, an amount equal to (A) 0.33 times the aggregate amount of cash corporate expenses incurred by Parent during the year to date period ending September 30, 2009 (as determined consistent with past practices), to the extent deducted in determining EBITDA for such period, minus (B) $875,000; provided that the Net Parent Corporate Expenses shall not be less than zero. The calculation of the Net Parent Corporate Expenses for any period shall be set forth in a writing (in reasonable detail) delivered by Parent to the Administrative Agent concurrently with delivery by Parent of the Compliance Certificate relating to such period.
Russ Berrie B Purchase Agreement means that certain Purchase Agreement dated as of December 23, 2008 between the Parent and The Russ Companies, Inc. pursuant to which the Parent sold its interests in the Russ Berrie B Entities and related assets to The Russ Companies, Inc.
Second Amendment Effective Date means March 20, 2009.
1.2 The definitions of Acquired Debt, Base Rate, Consolidated Net Income, Domestic Wholly-Owned Subsidiary, EBITDA, Fiscal Year, Fixed Charge Coverage Ratio, Interest Expense, Loan Documents, Loan Party, Subsidiary, Total Debt and Wholly-Owned Subsidiary set forth in Section 1.1 are each hereby replaced in their entirety with the following, respectively:
Acquired Debt means mortgage Debt or Debt with respect to Capital Leases of a Person existing at the time such Person became a Subsidiary or assumed by any Loan Party or a Domestic Wholly-Owned Subsidiary of a Loan Party pursuant to a Permitted Acquisition (and not created or incurred in connection with or in anticipation of such Permitted Acquisition) which would be permitted pursuant to Section 11.4(d).

Base Rate: for any day, a per annum rate equal to the greater of (a) the Prime Rate for such day; (b) the Federal Funds Rate for such day, plus 0.50%; or (c) LIBOR Rate for a 30 day interest period as determined on such day, plus 1.0%.
Consolidated Net Income means, with respect to the Parent and its consolidated Subsidiaries, on a consolidated basis, for any period, the net income (or loss) of the Parent and its consolidated Subsidiaries for such period, in each case, determined in accordance with GAAP, but excluding any extraordinary after-tax gains and losses, any non-recurring gains or losses, or any non-cash gains or losses from Asset Dispositions, any non-cash restructuring charges, any tax refunds, net operating losses or other net tax benefits and any after-tax gains and losses from discontinued operations.
Domestic Wholly-Owned Subsidiary means any wholly-owned direct or indirect Subsidiary of a Loan Party which is organized under the laws of any state in the United States of America. Unless the context otherwise requires, each reference to a Domestic Wholly-Owned Subsidiary herein shall be a reference to a Domestic Wholly-Owned Subsidiary of the Parent.
EBITDA means, with respect to the Parent and its consolidated Subsidiaries, (1) for any period (or portion thereof) including any Fiscal Quarter ending on or prior to December 31, 2008, the following amount as calculated on a consolidated basis for Kids Line, Sassy, I&J and their respective consolidated Subsidiaries for such period (or such portion thereof) and (2) for any period (or portion thereof) including any Fiscal Quarter ending after December 31, 2008, the following amount as calculated on a consolidated basis for the Parent and its consolidated Subsidiaries for such period (or such portion thereof): (A) Consolidated Net Income for such period (as adjusted as set forth below where applicable), plus (B) with respect to any period which includes the Fiscal Quarter ended on December 31, 2008, $651,000, plus (minus) (C) to the extent deducted (added) in determining such Consolidated Net Income, (i) Interest Expense, (ii) income tax expense, (iii) depreciation, (iv) amortization, (v) other non-cash charges (gains), (vi) if expensed, reasonable costs, expenses and fees incurred in connection with the negotiation, execution and delivery of the Loan Documents and the financings contemplated thereby, (vii) if expensed, reasonable costs, expenses and fees incurred in connection with the negotiation, execution and delivery of the Acquisition Documents and the transactions contemplated thereby, but not to exceed $5,000,000, in aggregate, (viii) if expensed, the reasonable fees and expenses paid to any Independent Director required to be retained by the Borrowers pursuant to the terms of this Agreement and incremental auditor’s fees and expenses relating to the preparation of separate audited financial statements of the Borrowers (distinct from those of the Parent) as required pursuant to Section 10.1.1(a), (ix) non-cash transaction losses (gains) due solely to fluctuations in currency values, in each case, during such period, and (x) if expensed and incurred prior to March 31, 2009, severance, termination and other similar payments made by the Parent in connection with the reductions in force effected in connection with the sale of the Russ Berrie B Entities pursuant to the Russ Berrie B Purchase Agreement in an amount not to exceed $500,000 in the aggregate for all periods. It being agreed however that (X) for purposes of calculating the Total Debt to EBITDA Ratios for Section 11.13.2, EBITDA of I&J and its consolidated Subsidiaries for the Computation Period ending December 31, 2008 shall be deemed to equal actual EBITDA of I&J and its consolidated Subsidiaries for the nine (9) month period ending December 31, 2008 multiplied by 1.33 and (Y) with respect to the Computation Periods ending March 31, 2009, June 30, 2009 and September 30, 2009, EBITDA shall be reduced (but not increased) by the amount of the Net Parent Corporate Expenses for such period.

Fiscal Year means the fiscal year of the Parent and its consolidated Subsidiaries, which period shall be the 12-month period ending on December 31st of each calendar year. References to a Fiscal Year with a number corresponding to any calendar year (e.g., “Fiscal Year 2007”) refer to the Fiscal Year ending on December 31st of such calendar year.
Fixed Charge Coverage Ratio means, with respect to the Parent and its consolidated Subsidiaries on a consolidated basis as of the last day of any Fiscal Quarter for the Computation Period (or such shorter period as set forth below) then ending, the ratio of (a) EBITDA for such period minus the sum of (i) all unfinanced Capital Expenditures of such Persons incurred during such period, (ii) all cash taxes paid by the Parent on or after the Second Amendment Effective Date on behalf of itself and its consolidated Subsidiaries during such period, (iii) all cash dividends or distributions made prior to the Second Amendment Effective Date by Borrowers to the Parent during such period for the sole purpose of permitting the Parent to pay income taxes on behalf of Borrowers and (iv) all cash dividends paid on or after the Second Amendment Effective Date by the Parent during such period, to (b) the sum for such period for the Parent and its consolidated Subsidiaries on a consolidated basis of all scheduled interest and principal payments of Debt, including the principal component of any Capital Lease (in each case, whether or not in fact paid during such period), paid (or which should have been paid) in cash. It being agreed however that with respect to Fiscal Quarters ending on or prior to December 31, 2008, the Fixed Charge Coverage Ratio shall be calculated using a Computation Period commencing as of April 2, 2008 and running through and including the last day of such Fiscal Quarter then ending.
Interest Expense means for any period the consolidated interest expense of the Parent and its consolidated Subsidiaries, on a consolidated basis, for such period (including all imputed interest on Capital Leases).
Loan Documents means this Agreement, the Notes, the Letters of Credit, the Master Letter of Credit Agreement, the L/C Applications, the Agent Fee Letter, the Perfection Certificate, the Collateral Documents, the Environmental Indemnity, the Post-Closing Letter, the subordination agreements, if any, relating to any Subordinated Debt, any Joinder Agreement substantially in the form of Exhibit G hereto pursuant to which any Person becomes a Borrower or Guarantor and all other documents, instruments and agreements delivered in connection with any of the foregoing, in each case, as the same may be amended, restated, supplemented or otherwise modified from time to time.
Loan Party means, collectively, each Borrower and each Guarantor (including the Parent in its capacity as a Guarantor), and Loan Parties means all such Persons, collectively. So long as the Loan Parties are in compliance in all material respects with each of the provisions hereof and of the other Loan Documents, solely as such provisions relate to IP Sub, IP Sub shall not be or be required to become a Loan Party.

Subsidiary means, with respect to any Person, a corporation, partnership, limited liability company or other entity of which such Person owns, directly or indirectly, such number of outstanding Capital Securities as have more than 50% of the ordinary voting power for the election of directors or other managers of such corporation, partnership, limited liability company or other entity. Unless the context otherwise requires, each reference to Subsidiaries herein shall be a reference to Subsidiaries of the Parent.
Total Debt means the outstanding principal amount of all Debt (including Debt of Capital Leases plus undrawn face amount of all Letters of Credit) of the Parent and its consolidated Subsidiaries on a consolidated basis.
Wholly-Owned Subsidiary means, as to any Person, a Subsidiary all of the Capital Securities of which (except directors’ qualifying Capital Securities) are at the time directly or indirectly owned by such Person and/or another Wholly-Owned Subsidiary of such Person. Unless the context otherwise requires, each reference to a Wholly-Owned Subsidiary herein shall be a reference to a Wholly-Owned Subsidiary of the Parent.
1.3 The pricing grid set forth in the definition of Applicable Margin in Section 1.1 is hereby replaced in its entirety with the following grid:

Level	Total Debt	LIBOR	Base Rate	Non-Use	L/C Fee
Status	to EBITDA Ratio	Margin	Margin	Fee Rate	Rate

I	Greater than or equal to 3.75:1	4.25%	3.25%	.80%	4.25%

II	Greater than or equal to 3.25:1 but less than 3.75:1	4.00%	3.00%	.75%	4.00%

III	Greater than or equal to 2.75:1 but less than 3.25:1	3.75%	2.75%	.70%	3.75%

IV	Greater than or equal to 2.25:1 but less than 2.75:1	3.25%	2.25%	.65%	3.25%

V	Greater than or equal to 1.50:1 but less than 2.25:1	2.75%	1.75%	.60%	2.75%

VI	Less than 1.50:1	2.00%	1.00%	.55%	2.00%

1.4 The definition of Applicable Margin in Section 1.1 is hereby further amended by adding the following sentence immediately after the pricing grid:
Until the financial statements and corresponding Compliance Certificate shall have been delivered to the Administrative Agent pursuant to Section 10.1.2(a) and Section 10.1.3 for the Fiscal Quarter ending September 30, 2009, the Applicable Margin shall not be more favorable than Level II, and may, if applicable, be Level I.
1.5 Clause (d) of the definition of Change of Control set forth in Section 1.1 is hereby replaced it in its entirety with the following:
(d) the Parent ceases to own and control, directly or indirectly, 100% of the shares of the Capital Securities of the Loan Parties (other than the Parent), unless otherwise permitted hereunder,
1.6 The definition of Material Adverse Effect set forth in Section 1.1 is hereby amended by adding the following clause at the end thereof immediately preceding the period:
; it being agreed that none of (x) the sale of the Russ Berrie B Entities pursuant to the Russ Berrie B Purchase Agreement, (y) the termination of the distribution agreement between Sassy and MAM Babyartikel GmbH of Vienna, Austria, effective as of March 26, 2008 and the non-cash charge related thereto taken in the Fiscal Quarter ended December 31, 2008 or (z) the non-cash goodwill impairment charge of up to $140,000,000 taken in the Fiscal Quarter ended December 31, 2008 shall be considered in the determination as to whether a Material Adverse Effect has occurred.
1.7 Section 6.2.2(a) (Mandatory Prepayments) is hereby amended to replace clause (iv) thereof with the following:
(iv) Concurrently with the receipt by IP Sub of Net Cash Proceeds from any Asset Disposition, in an amount equal to 100% of such Net Cash Proceeds. For purposes of this clause (iv), the definition of Net Cash Proceeds relating to Asset Dispositions of any property of any Loan Party shall be deemed to apply to Asset Dispositions of any property of IP Sub.
1.8 The first sentence of Section 6.4.3 (Term Loan) is hereby replaced in its entirety with the following:
The principal amount of the Term Loan shall be repaid in quarterly installments equal to (i) $3,600,000 on the last day of each Fiscal Quarter beginning with the Fiscal Quarter ended June 30, 2008 and ending with the Fiscal Quarter ended December 31, 2008 and (ii) $3,250,000 on the last day of each Fiscal Quarter beginning with the Fiscal Quarter ended March 31, 2009, and the final installment in the aggregate amount of the unpaid principal balance of the Term Loan shall be repaid on the Scheduled Termination Date.
1.9 The representation and warranty set forth in clause (i) of the second sentence of Section 9.7 (Ownership of Properties; Liens) is hereby replaced in its entirety with the following:
(i) The Parent owns good title to the Capital Securities of Kids Line, Sassy, I & J and IP Sub.

1.10 Section 9 (Representations and Warranties) is hereby amended by adding a new Section 9.27 at the end thereof which reads as follows:
9.27 Activities of IP Sub. IP Sub does not (a) own any material properties or assets other than the IP Sub IP and its rights under the License Agreement, (b) have any Subsidiaries, Investments, Debt or other material liabilities, (c) have any Liens on its assets or (d) conduct any operations or business other than activities related to its corporate existence, activities relating to the maintenance and licensing of the IP Sub IP including the payment of registration fees for the IP Sub IP, maintenance and renewal of registrations of the IP Sub IP, defending or initiating claims relating to the IP Sub IP, receiving royalties under IP Sub License Agreement, conducting other activities permitted by the License Agreement, defending, asserting or enforcing its rights under IP Sub License Agreement and any other activities relating to the foregoing in this clause (d).
1.11 The interim financial reports required to be delivered to the Administrative Agent pursuant to Section 10.1.2 (Interim Reports) shall be required with respect to the Parent and its consolidated Subsidiaries, thus Section 10.1.2 is hereby replaced in its entirety with the following:
Interim Reports. (a) Promptly when available and in any event within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year (or such earlier or later date as Form 10-Qs of the Parent are required to be filed by the SEC taking into account any extension granted by the SEC, provided the Loan Party Representative gives the Administrative Agent prompt written notice of such extension), unaudited consolidated financial statements of the Parent and its Subsidiaries for such Fiscal Quarter, including therein consolidated balance sheets and statements of operations and cash flows as of the end of such Fiscal Quarter and for the period beginning with the first day of such Fiscal Year and ending on the last day of such Fiscal Quarter, in each case, prepared in accordance with GAAP, consistently applied and certified by the Chief Financial Officer as fairly presenting in all material respects the financial condition of the Parent and its Subsidiaries as at the date thereof, together with (i) a comparison with the corresponding period of the previous Fiscal Year and a comparison with the budget for such period of the current Fiscal Year and (ii) a consolidating balance sheet of the Parent and its Subsidiaries as of the end of such Fiscal Quarter and consolidating statement of earnings and cash flows for the Parent and its Subsidiaries for such Fiscal Quarter, in each case, prepared in accordance with GAAP (other than with respect to the absence of footnotes and normal year end audit adjustments) certified by the Chief Financial Officer as fairly presenting in all material respects the financial condition of such entities as at the date and for the period covered; and (b) promptly when available and in any event within 45 days after the end of the first two fiscal months of each Fiscal Year, and 30 days after the end of each other fiscal month of the Parent (other than the end of a fiscal month which is also a Fiscal Quarter or Fiscal Year end), unaudited consolidated financial statements of the Parent and its Subsidiaries for such fiscal month, including therein consolidated balance sheets and statements of earnings and cash flows as of the end of such fiscal month and for the period beginning with the first day of such Fiscal Year and ending on the last day of such fiscal month, in each case, prepared in accordance with GAAP, consistently applied and certified by the Chief Financial Officer as fairly presenting in all material respects the financial condition of the Parent and its Subsidiaries as at the date thereof, together with (i) a comparison with the corresponding period of the previous Fiscal Year and a comparison with the budget for such period of the current Fiscal Year and (ii) a consolidating balance sheet of the Parent and its Subsidiaries as of the end of such month and consolidating statement of earnings and cash flows for the Parent and its Subsidiaries for such month, in each case, prepared in accordance with GAAP (other than with respect to the absence of footnotes and normal year-end audit adjustments) certified by the Chief Financial Officer as fairly presenting in all material respects the financial condition of such entities as at the date and for the period covered; provided that with respect to the foregoing relating to any Fiscal Quarter ending prior to the Closing Date, to the extent the Parent’s quarterly report on Form 10-Q for such quarter shall satisfy the requirements of Section 10.1.2, the Administrative Agent will accept such Form 10-Q in lieu of such item.
1.12 Section 10.1.3 (Compliance Certificates) is hereby amended by replacing clause (ii) thereof in its entirety with the following:
(ii) a written statement of the Parent’s management setting forth a discussion of the financial condition of the Parent and its Subsidiaries and any material changes in their financial condition and/or results of operations.
1.13 Clauses (e) and (f) of Section 10.1.5 are each hereby replaced in their entirety with the following, respectively, and new clause (g) is added as follows:
(e) any Asset Disposition;
(f) any cancellation, any material change or any increase (which increase is as a result of deterioration in the risk profile of any Loan Party or Subsidiary) in the deductible in any insurance policy or coverage maintained by any Loan Party or Subsidiary; or
(g) promptly following receipt, copies of any notices of default, termination or acceleration or any other material notices received from any holder or trustee of, under or with respect to any Subordinated Debt or the Acquisition Documents.
1.14 Section 10.1.7 and Section 10.1.8 are each hereby replaced in their entirety with the following, respectively:
10.1.7 Management Reports. Promptly upon receipt thereof, copies of all detailed financial and management reports submitted to any Loan Party by its independent auditors in connection with each annual or interim audit made by such auditors of the books of the Parent and its Subsidiaries.

10.1.8 Projections. As soon as practicable, and in any event not later than 45 days after the commencement of each Fiscal Year (commencing with Fiscal Year 2009), financial projections for the Parent and its Subsidiaries for such Fiscal Year (including monthly operating and cash flow budgets) prepared in a manner consistent with the projections delivered by the Loan Party Agent to the Administrative Agent prior to the Closing Date or otherwise in a manner reasonably satisfactory to the Administrative Agent, accompanied by a certificate of the Chief Financial Officer on behalf of the Parent and its Subsidiaries to the effect that (a) such projections were prepared by the Parent and its Subsidiaries in good faith, (b) the Parent and its Subsidiaries had a reasonable basis for the assumptions contained in such projections and (c) such projections have been prepared in accordance with such assumptions (it being recognized that any projections provided hereunder by any Loan Party are subject to uncertainties and contingencies, are based on good faith estimates and assumptions believed by such Loan Party to be reasonable as of the date of the applicable projections and upon the best information then reasonably available to the Loan Parties and that actual results during the period or periods covered by any such projections may differ materially from projected results; provided however that if, during the period or periods covered by any such projections, management of any Loan Party determines that the projections no longer accurately reflect in any material respect the projected financial results for such period or periods, as the case may be, the Chief Financial Officer shall, as soon as practicable, provide to the Administrative Agent revised projections for such period or periods).
1.15 Section 10.1 (Reports, Certificates and Other Information) is hereby amended by adding a new Section 10.1.11 at the end thereof which reads as follows:
10.1.11 Deposit Accounts. Contemporaneously with the furnishing of a copy of each Compliance Certificate, (a) a schedule of all lock boxes, collection accounts, deposit accounts, securities accounts, operating accounts, checking accounts, disbursement accounts and other accounts of the Loan Parties (other than payroll accounts and accounts maintained by the Loan Parties for the sole benefit of their employees as listed on Schedule 10.11 attached hereto), the financial institutions at which such accounts are maintained and the balances thereof as set forth on the most recent statements of all such accounts, (b) a listing or identification of all such accounts referenced in clause (a) of this Section 10.1.11 which are not subject to an Account Control Agreement, (c) a certificate of the Chief Financial Officer certifying that the aggregate balances as set forth on the most recent statements of all such accounts which are not subject to Account Control Agreements do not exceed $2,000,000 and (d) upon the Administrative Agent’s request, satisfactory documentation, including account statements, with respect to any accounts referenced in clause (b) of this Section 10.1.11.
1.16 The last sentence of Section 10.10 (New Subsidiaries) is hereby replaced in its entirety with the following:
Without limiting the foregoing, the Loan Parties shall have no obligations pursuant to this Section 10.10 with respect to any Second-Tier Foreign Subsidiary or, so long as the Loan Parties are in compliance in all material respects with each of the provisions hereof and of the other Loan Documents solely as such provisions relate to IP Sub, IP Sub shall not be or be required to become a Loan Party.

1.17 Clause (iii) of the second sentence of Section 10.11 (Deposit Accounts) is hereby replaced in its entirety with the following:
(iii) it is hereby acknowledged and agreed that the Loan Parties may (and shall only be permitted to) maintain and operate Subject Accounts (other than any such Subject Account to which Accounts are deposited or remitted) to the extent not having at any time deposits in excess of $2,000,000, in aggregate among all such Subject Accounts, in respect of which no Account Control Agreements are in effect.
1.18 Section 10.12 (Independent Directors) is hereby replaced in its entirety with the following:
10.12 [Reserved].
1.19 Section 11 (Negative Covenants) is hereby amended by adding new Section 11.18 at the end thereof which reads as follows:
11.18 Activities of IP Sub. No Loan Party shall permit IP Sub to (a) own any material properties or assets other than the IP Sub IP and its rights under the License Agreement, (b) have any Subsidiaries, Investments, Debt or other material liabilities, (c) grant any Liens on or dispose of its assets other than in accordance with the terms of IP Sub License Agreement or (d) conduct any operations or business other than, activities related to its corporate existence, activities relating to the maintenance and licensing of the IP Sub IP, including the payment of registration fees for the IP Sub IP, maintenance and renewal of registrations of the IP Sub IP, defending or initiating claims relating to the IP Sub IP, receiving royalties under IP Sub License Agreement, conducting other activities permitted by the License Agreement, defending, asserting or enforcing its rights under IP Sub License Agreement and any other activities relating to the foregoing in this clause (d).
1.20 Section 11.3 (Restricted Payments) is hereby replaced in its entirety with the following:
11.3 Restricted Payments. Except as permitted pursuant to the following sentence, not, and not permit any other Loan Party or Subsidiary to (a) make any distribution to any holders of its Capital Securities, (b) purchase or redeem any of its Capital Securities, (c) pay any management fees or similar fees to any of its direct or indirect equityholders or any Affiliate thereof, (d) pay, redeem, prepay, defease, purchase, repurchase or make any other payment on or in respect of any Subordinated Debt or the CoCaLo Note, including under any guaranty thereof, (e) make any payment which would result in an Earnout Default or (f) set aside funds for any of the foregoing. Notwithstanding the foregoing:
(i) IP Sub may make cash or non-cash distributions to the Parent and any Subsidiary may pay dividends or make other distributions in cash or other property in respect of its Capital Securities to the Loan Parties or, if a Wholly-Owned Subsidiary to its parent company;

(ii) (1) so long as no Event of Default or Unmatured Event of Default exists or would result therefrom, the Loan Parties may make regularly scheduled payments of interest in respect of Subordinated Debt (other than Subordinated Debt owing to any Affiliate) to the extent permitted under the subordination provisions thereof, and (2) the Loan Parties shall be permitted to accrue all non-cash interest (i.e., PIK interest) on its Subordinated Debt and non-cash dividends on its Capital Securities consisting of preferred stock;
(iii) [Reserved];
(iv) any Loan Party or Subsidiary thereof may pay dividends or make other distributions of its common stock in non-redeemable, non-preferential and non-convertible common stock payable ratably to all of the holders of its common stock;
(v) so long as all of the Earnout Consideration Conditions Precedent have been fully satisfied and no Earnout Default has occurred and is continuing or would result therefrom, the Loan Parties may pay the Earnout Consideration (or any portion thereof that may be paid at such time in accordance with this clause (v)) as and when due and payable in accordance with the terms of the Acquisition Documents;
(vi) so long as (x) the Earnout Consideration has been paid in full and (y) both before and immediately after giving effect to the payments described in this clause (vi), (1) no Event of Default or Unmatured Event of Default exists or would result therefrom, (2) Excess Revolving Loan Availability will equal or exceed $4,000,000, (3) no violation of the financial covenants set forth in Sections 11.13.1, 11.13.2 or 11.13.3 would then exist or would, on a pro forma basis result therefrom and (4) the Total Debt to EBITDA Ratio calculated for the Computation Period ending on the last day of each of the two Fiscal Quarters most recently ended as set forth in the Compliance Certificates delivered to the Administrative Agent pursuant to Section 10.1.3 for such Fiscal Quarters shall have been less than 2.00: 1.00, upon no less than 10 days’ prior written notice to the Administrative Agent, accompanied by a certificate of the Chief Financial Officer delivered to the Administrative Agent setting forth the calculations of pro forma Excess Revolving Loan Availability and the pro forma calculations of such financial covenants (after giving effect to such payments) in detail reasonably acceptable to the Administrative Agent, Parent may pay a regular quarterly dividend payment payable out of legally available funds on the outstanding common stock of the Parent;

(vii) so long as (x) the Earnout Consideration has been paid in full and (y) both before and immediately after giving effect to the payments described in this clause (vii), (1) no Event of Default or Unmatured Event of Default exists or would result therefrom, (2) Excess Revolving Loan Availability will equal or exceed $5,000,000, (3) no violation of the financial covenants set forth in Sections 11.13.1, 11.13.2 or 11.13.3 would then exist or would, on a pro forma basis result therefrom and (4) the Total Debt to EBITDA Ratio calculated for the Computation Period ending on the last day of each of the two Fiscal Quarters most recently ended as set forth in the Compliance Certificates delivered to the Administrative Agent pursuant to Section 10.1.3 for such Fiscal Quarters shall have been less than 2.00: 1.00, upon no less than 10 days’ prior written notice to the Administrative Agent, accompanied by a certificate of the Chief Financial Officer delivered to the Administrative Agent setting forth the calculations of pro forma Excess Revolving Loan Availability and the pro forma calculations of such financial covenants (after giving effect to such payments) in detail reasonably acceptable to the Administrative Agent, Parent may: (A) repurchase or redeem Capital Securities of the Parent held by employees, officers and directors in the ordinary course of business and consistent with past practice and (B) make repurchases or redemptions of Capital Securities from employees, officers and directors that die, retire or otherwise terminate their employment; provided, that notwithstanding the prior repayment of the Earnout Consideration (but subject to the other conditions set forth in this clause (vii)), Parent may make Contractual Redemptions as and when required to be made in accordance with the agreements relating thereto, in an amount not to exceed $1,000,000, in aggregate, per Fiscal Year;
(viii) [Reserved]; and
(ix) so long as no Event of Default or Unmatured Event of Default exists or would result therefrom, the Loan Parties may pay regularly scheduled principal and interest payments (but not prepayments) on the CoCaLo Note, including under any guaranty thereof.
1.21 Clauses (iv), (vii) and (viii) of Section 11.4(d) are hereby replaced in their entirety with the following, respectively:
(iv) immediately after giving effect to such Acquisition, the Parent and its Subsidiaries are in pro forma compliance with all the financial ratios and restrictions set forth in Section 11.13; provided however that immediately after giving effect to such Acquisition, Excess Revolving Loan Availability shall not be less than $7,500,000;
(vii) reasonably prior to such Acquisition, the Administrative Agent shall have received (A) an acquisition summary with respect to the Person and/or business or division to be acquired, such summary to include a reasonably detailed description thereof (including financial information) and operating results (including financial statements for the most recent 12 month period for which they are available and as otherwise available), the terms and conditions, including economic terms, of the proposed Acquisition, and the Parent’s calculation of pro forma compliance with the financial ratios and restrictions set forth in Section 11.13 relating thereto including, without limitation, the Parent’s calculation of EBITDA, (B) due diligence materials with respect to the business, legal, tax and environmental aspects of the Person and/or business or division to be acquired and the Administrative Agent shall be satisfied with results of its due diligence and (C) unless the Administrative Agent otherwise consents, in the case of the Acquisition of any Person and/or business or division, evidence that the EBITDA of such Person and/or business or division for the most recent 12 month period for which financial statements are available, as adjusted by such add-backs with respect to cash expenses not related to operations which are acceptable to the Administrative Agent or which are permitted under Article 11 of Regulation S-X promulgated under the Securities Act of 1933, as amended, is not less than zero;

(viii) the Administrative Agent shall have approved (which approval shall not unreasonably be withheld) the Parent’s computation of pro forma compliance with the financial ratios and restrictions set forth in Section 11.13 including, without limitation, the Parent’s calculation of pro forma EBITDA, and the Parent’s calculation of Excess Revolving Loan Availability as set forth in clause (iv) above;
1.22 Sections 11.13.1 (Fixed Charge Coverage Ratio) and 11.3.2 (Total Debt to EBITDA Ratio) are hereby replaced in their entirety with the following, respectively:
11.13.1 Fixed Charge Coverage Ratio. Not permit the Fixed Charge Coverage Ratio as calculated as of the last day of each Fiscal Quarter set forth below with respect to the Computation Period ending on such date to be less than the ratio set forth below opposite such date:

Fiscal Quarter Ending	Fixed Charge Coverage Ratio

Each Fiscal Quarter ending on after June 30, 2008 through and including December 31, 2008	1.25 : 1.00

Each Fiscal Quarter ending on or after March 31, 2009 through and including June 30, 2009	1.20 : 1.00

Fiscal Quarter ending September 30, 2009	1.15 : 1.00

Fiscal Quarters ending December 31, 2009 and March 31, 2010	1.25 : 1.00

Each Fiscal Quarter ending on or after June 30, 2010	1.35 : 1.00
11.13.2 Total Debt to EBITDA Ratio. Not permit the Total Debt to EBITDA Ratio as calculated as of the last day of each Fiscal Quarter set forth below with respect to the Computation Period ending on such date to be greater than the ratio set forth below opposite such date:

Fiscal Quarter Ending	Total Debt to EBITDA Ratio

Each Fiscal Quarter ending on or after June 30, 2008 through and including June 30, 2009	4.00 : 1.00

Fiscal Quarter ending on September 30, 2009	3.75 : 1.00

Fiscal Quarter ending on December 31, 2009	3.50 : 1.00

Fiscal Quarter ending on or after March 31, 2010 through and including September 30, 2010	3.25 : 1.00

Each Fiscal Quarter ending on or after December 31, 2010	2.75 : 1.00

1.23 Section 11.16 (Commingling) is hereby replaced in its entirety with the following:
11.16. [Reserved].
1.24 Annex A to the Credit Agreement is hereby replaced in its entirety with Annex A attached hereto.
1.25 Schedules 9.6, 9.8, 9.9, 9.15, 9.16, 9.17, 9.19, 9.21, 9.26, 10.11, 11.2, 11.10 and 12.1 of the Credit Agreement are hereby amended solely to add the information relating to the Parent as set out on Schedules 9.6, 9.8, 9.9, 9.15, 9.16, 9.17, 9.19, 9.21, 9.26, 10.11, 11.2, 11.10 and 12.1 respectively, to the Joinder Agreement.
ARTICLE II
CONDITIONS TO EFFECTIVENESS
Section 2.1 Conditions Precedent. This Amendment shall become effective (the “Effective Date”) on the date when all of the following conditions have been satisfied:
(a) this Amendment shall have been signed by the Loan Parties, the Loan Party Representative, the Administrative Agent and the Required Lenders;
(b) the Loan Parties shall have delivered each other instrument, document or agreement set forth on the List of Closing Documents attached hereto as Exhibit A;
(c) Administrative Agent shall have received all fees required to be paid by the Loan Parties pursuant to that certain Fee Letter dated as of March 1, 2009;
(d) Administrative Agent shall have received a prepayment of the Term Loans in the aggregate amount of $9,200,000;
(e) as of the Effective Date, all representations and warranties of the Loan Parties set forth herein shall be true and correct in all material respects, and all representations and warranties of the Loan Parties set forth in the Credit Agreement and the other Loan Documents, in each case, as amended hereby, shall be true and correct in all material respects (or, with respect to those representations and warranties expressly limited by their terms by materiality or material adverse effect qualifications, all respects) and shall be deemed remade on such date, except to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects (or, with respect to those representations and warranties expressly limited by their terms by materiality or material adverse effect qualifications, all respects) as to the date to which it relates;

(f) all proceedings taken in connection with the transactions contemplated by this Amendment and all documents, instruments and other legal matters incident thereto shall be reasonably satisfactory to the Administrative Agent; and
(g) the Loan Parties shall have provided such other items and shall have satisfied such other conditions as may be reasonably required by the Administrative Agent.
ARTICLE III
REAFFIRMATION
The Loan Party Representative and each Loan Party hereby expressly reaffirms and assumes all of their obligations and liabilities to the Administrative Agent and the Lenders as set forth in the Credit Agreement and the other Loan Documents and agrees to be bound by and abide by and operate and perform under and pursuant to and comply fully with all of the terms, conditions, provisions, agreements, representations, undertakings, warranties, indemnities, grants of security interests and covenants contained in the Credit Agreement and the other Loan Documents, as such obligations and liabilities may be modified by this Amendment, as though the Credit Agreement and the other Loan Documents were being re-executed on the date hereof, except to the extent that such terms expressly relate to an earlier date. The Loan Party Representative and each Loan Party hereby ratifies, confirms and affirms without condition, all liens and security interests granted to the Administrative Agent pursuant to the Credit Agreement and the other Loan Documents and such liens and security interests shall continue to secure the Obligations under the Credit Agreement as amended by this Amendment, and all extensions, renewals, refinancings, amendments or modifications of any of the foregoing.
ARTICLE IV
MISCELLANEOUS
Section 4.1 Representations and Warranties. The Loan Parties hereby jointly and severally represent and warrant to the Administrative Agent that:
(a) the Loan Parties and the Loan Party Representative have the legal power and authority to execute and deliver this Amendment;
(b) the officers of the Loan Party Representative and each of the Loan Parties executing this Amendment have been duly authorized to execute and deliver the same and bind the Loan Party Representative and each of the Loan Parties with respect to the provisions hereof;

(c) the execution, delivery and performance by the Loan Party Representative and each Loan Party of this Amendment do not and will not (a) require any consent or approval of any governmental agency or authority (other than any consent or approval which has been obtained and is in full force and effect, except such as would not have and reasonably could not be expected to have a Material Adverse Effect), (b) conflict with (i) any provision of law, (ii) the charter, by laws or other organizational documents of such Person or (iii) any material agreement, indenture, instrument or other material document, or any judgment, order or decree, which is binding upon the such Person or any of their respective properties or (c) require, or result in, the creation or imposition of any Lien on any asset of any Loan Party (other than Permitted Liens and Liens in favor of the Administrative Agent created pursuant to the Collateral Documents);
(d) no Unmatured Event of Default or Event of Default exists under the Credit Agreement, nor will any occur immediately after the execution and delivery of this Amendment or by the performance or observance of any provision hereof;
(e) neither the Loan Party Representative nor any of the Loan Parties is aware of any claim or offset against, or defense or counterclaim to, the Loan Party Representative’s and each of the Loan Parties’ obligations or liabilities under the Credit Agreement or any Loan Document; and
(f) this Amendment and each document executed by the Loan Party Representative and each of the Loan Parties in connection herewith constitute valid and binding obligations of the Loan Party Representative and the Loan Parties, respectively, enforceable in accordance with their terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).
Section 4.2 Parent as a Loan Party. No references in the Credit Agreement to “the Parent and each Loan Party”, “the Parent or any Loan Party”, “the Parent, any Loan Party or any of their respective properties” shall be deemed to imply or shall be interpreted to mean that the Parent is not a Loan Party.
Section 4.3 Loan Documents Unaffected. Except as herein otherwise specifically provided, all provisions of the Credit Agreement and the Loan Documents shall remain in full force and effect and are hereby affirmed, confirmed and ratified in all respects. As of the Effective Date, all references to the Credit Agreement in the Credit Agreement or any other Loan Document shall be deemed to refer to the Credit Agreement as amended hereby.
Section 4.4 No Course of Dealing. The Loan Party Representative and each of the Loan Parties acknowledge and agree that (a) this Amendment is not intended to, nor shall it, establish any course of dealing between the Loan Party Representative, the Loan Parties, the Administrative Agent and the Lenders that is inconsistent with the express terms of the Credit Agreement or any other Loan Document, and (b) notwithstanding any course of dealing between the Loan Party Representative, the Loan Parties, the Administrative Agent and the Lenders prior to the date hereof, except as set forth herein, the Lenders shall not be obligated to make any Loan, except in accordance with the terms and conditions of this Amendment and the Credit Agreement.

Section 4.5 Attorney’s Fees and Costs. The Loan Parties hereby agree to reimburse the Administrative Agent for all of its reasonable out-of-pocket documented legal fees and expenses incurred in the preparation and documentation of this Amendment and related documents.
Section 4.6 Survival. All representations, warranties, covenants, agreements, releases and waivers made by or on behalf of the Loan Party Representative and the Loan Parties under this Amendment shall survive the execution and delivery of this Amendment.
Section 4.7 No Waiver of Rights. No waiver shall be deemed to be made by any party hereunder of any of its rights hereunder unless the same shall be in writing signed on behalf of such party.
Section 4.8 Governing Law. THIS AMENDMENT SHALL BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.
Section 4.9 Entire Agreement. This Amendment sets forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements, and undertakings of every kind and nature among them with respect to the subject matter hereof.
Section 4.10 Counterparts. This Amendment may be executed in any number of counterparts, and by the parties hereto on the same or separate counterparts and by facsimile signature, and each such counterpart, when executed and delivered, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Amendment.
Section 4.11 Severability Of Provisions; Captions; Attachments. Wherever possible each provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. The several captions to Sections and subsections herein are inserted for convenience only and shall be ignored in interpreting the provisions of this Amendment. Each schedule or exhibit attached to this Amendment shall be incorporated herein and shall be deemed to be a part hereof.
Section 4.12 JURY TRIAL WAIVER. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AMENDMENT AND ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to be duly executed and delivered by their duly authorized officers as of the date first set forth above.

LOAN PARTIES: KIDS LINE, LLC, a Delaware limited liability company, as a Borrower
By:	/s/ Marc Goldfarb
	Name:	Marc Goldfarb
	Title:	Vice President and Secretary

SASSY, INC., an Illinois corporation, as a Borrower
By:	/s/ Marc Goldfarb
	Name:	Marc Goldfarb
	Title:	Vice President and Secretary

LAJOBI, INC., a Delaware corporation, as a Borrower
By:	/s/ Marc Goldfarb
	Name:	Marc Goldfarb
	Title:	Assistant Secretary

I & J HOLDCO, INC., a Delaware corporation, as a Borrower
By:	/s/ Marc Goldfarb
	Name:	Marc Goldfarb
	Title:	Assistant Secretary

COCALO, INC., a California corporation, as a Borrower
By:	/s/ Marc Goldfarb
	Name:	Marc Goldfarb
	Title:	Vice President and Assistant Secretary

RUSS BERRIE AND COMPANY, INC., a New Jersey corporation, as a Guarantor and as Loan Party Representative
By:	/s/ Marc Goldfarb
	Name:	Marc Goldfarb
	Title:	Senior Vice President, General Counsel and Secretary

ADMINISTRATIVE AGENT:	BANK OF AMERICA, N.A., as successor by merger to LASALLE BANK NATIONAL ASSOCIATION, as Administrative Agent
	By:	/s/ Erin M. Frey
		Name:	Erin M. Frey
		Title:	Vice President

REQUIRED LENDERS:	BANK OF AMERICA, N.A., as successor by merger to LASALLE BANK NATIONAL ASSOCIATION
	By:	/s/ Erin M. Frey
		Name:	Erin M. Frey
		Title:	Vice President

SOVEREIGN BANK

	By:	/s/ Christine Gerula
		Name:	Christine Gerula
		Title:	Senior Vice President

WACHOVIA BANK, N.A.
By:	/s/ James J. Petronchak
	Name:	James J. Petronchak
	Title:	Senior Vice President

JP MORGAN CHASE BANK, N.A.
By:	/s/ Susan M. Graham
	Name:	Susan M. Graham
	Title:	Vice President

TD BANK, N.A., formerly known as TD BANKNORTH, N.A.
By:	/s/ Jeffrey R. Westling
	Name:	Jeffrey R. Westling
	Title:	Senior Vice President

HSBC BANK USA, N.A.
By:	/s/ Richard J. Elias
	Name:	Richard J. Elias
	Title:	Vice President

CITIZENS BANK OF PENNSYLVANIA
By:	/s/ John S. Frame
	Name:	John S. Frame
	Title:	Banking Officer

BANK OF THE WEST
By:	/s/ Sylvia Ponce
	Name:	Sylvia Ponce
	Title:	Vice President